Exhibit 8.1

manatt manatt | phelps | phillips	Manatt, Phelps & Phillips, LLP

April 30, 2007	File No: 27846-001

Board of Directors Professional Business Bank 199 South Los Robles Avenue, Suite 130 Pasadena, California 91101	Board of Directors Belvedere SoCal c/o Belvedere Capital Fund II, L.P. One Maritime Plaza, Suite 825 San Francisco, California 94111

Re:	Certain Federal Income Tax Consequences of the Merger of Professional Business Bank with and into SoCal Bank

Ladies and Gentlemen:

In accordance with the request of Professional Business Bank, a California banking corporation (the “Seller”), we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction (the “Merger”) whereby Seller will merge with and into SoCal Bank, a California banking corporation (“SoCal Bank”), pursuant to that certain Agreement to Merge and Plan of Reorganization dated as of February 1, 2007, as amended on April 23, 2007, including exhibits thereto (the “Agreement”). At the Effective Time of the Merger, SoCal Bank will be a wholly owned subsidiary of Belvedere SoCal, a California corporation (“SoCal”). This opinion letter is being furnished in connection with Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) (File Number 333-141453) being filed with the United States Securities and Exchange Commission by SoCal pursuant to the Securities Act of 1933, as amended (the “Act”), on this date. This opinion is also being delivered to you in fulfillment of Section 8.1(g) of the Agreement. Capitalized terms used herein, and not otherwise defined herein, have the same meaning as in the Agreement.

At the Effective Time of the Merger, Seller shall be merged with and into SoCal Bank in a statutory merger in accordance with the California General Corporation Law. The separate corporate existence of Seller shall terminate. SoCal Bank shall be the surviving corporation. By virtue of the Merger, all the rights, privileges, immunities, powers and franchises and all property and assets of every kind and description of Seller and SoCal Bank shall be vested in and held by SoCal Bank, without further act or deed. All interests of every kind of Seller and SoCal Bank, including all debts due to either of them on whatever account, shall be the property of SoCal Bank as they were of Seller and SoCal Bank. The title to any interest in real property and any interest in personal property vested by deed or otherwise in either Seller or SoCal Bank shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and liens upon any property of Seller and SoCal Bank shall be preserved unimpaired and all debts, liabilities and duties of Seller and SoCal Bank shall be

1001 Page Mill Road, Building 2, Palo Alto, California 94304-1006 Telephone: 650.812.1300 Fax: 650.213.0260

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Boards of Directors

April 30, 2007

debts, liabilities and duties of SoCal Bank and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it. Pursuant to the Agreement, the name of SoCal Bank shall be changed to Professional Business Bank at the Effective Time.

Each share of SoCal Stock and SoCal Bank Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of stock of SoCal and SoCal Bank, respectively, and shall not be converted or otherwise affected by the Merger.

Subject to the provisions of the Agreement, at the Effective Time of the Merger, each share of Seller Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than perfected dissenting shares (if any) will be converted into the right to receive the number of shares of SoCal Stock or cash computed pursuant to elections and a formula set forth in the Agreement.

No fractional shares of SoCal Stock shall be issued in the Merger. In lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall be paid an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying the fractional share interest to which such holder otherwise would be entitled by the Per Share Cash Consideration.

Perfected dissenting shares of the Seller shall not be converted into SoCal Stock in the Merger. Any holder of shares of Seller Stock who shall be entitled to be paid the “fair market value” of such holder’s perfected dissenting shares, as provided in Chapter 13 of the California General Corporation Law, shall only be entitled to receive such payment provided for in Chapter 13.

At the Effective Time, SoCal shall issue Warrants to purchase SoCal Stock with a strike price of $0.01 per share. Warrants will be issued to Seller shareholders who will continue as shareholders in SoCal. The number of such Warrants will be equal to two percent (2%) of the Fully Diluted SoCal Stock. Warrants will be issued to the Belevedere Capital Fund II L.P., a Delaware limited partnership (the “Fund”). The number of such Warrants issued to the Fund will be equal to six percent (6%) of the Fully Diluted SoCal Stock. Prior to the Merger, the Fund will be the sole owner of SoCal Stock. For purposes of this opinion letter, the Warrants will be regarded as having been exercised because it is assumed that their strike price is a nominal amount compared with the value of shares of SoCal Stock at the time of issuance of the Warrants.

Our analysis and the opinions set forth below are based upon the existence of the facts above and the facts set forth in that certain Agreement referred to above and the Registration Statement. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from Seller and SoCal in letters of even date herewith (each a “Representations Letter”). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. We have assumed, with your consent, that the above recitation of facts and the

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Boards of Directors

April 30, 2007

statements and representations contained in the Agreement, the Registration Statement, and the Representations Letters will be true, correct and complete at the Effective Time of the Merger. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

We have acted as special counsel to Seller in connection with the Merger and are rendering this opinion letter to Seller and SoCal at Seller’s request. We have not represented the Fund, SoCal or SoCal Bank in connection with the Merger or otherwise. Statements herein concerning the Fund, SoCal or SoCal Bank are based solely on the SoCal Representations Letter and review of the other documents specified in this letter.

In rendering our opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. In our examination, we have assumed, with your consent, the genuineness of all signatures on documents, the capacity of each party executing a document to execute such document, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies. We also have assumed that the transactions related to the Merger or contemplated by the Agreement will be consummated in accordance with the Agreement and that all covenants contained in the Agreement and the Representations Letters will be performed without waiver or breach of any material provision thereof. Moreover, we have assumed that any representation or statement made “to the best knowledge” or similarly qualified is correct without such qualification. We have not made any independent investigation in rendering our opinions other than as described herein.

Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”), as of the date hereof and currently applicable regulations promulgated thereunder (including final, temporary and proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter for events occurring or coming to our attention after the date hereof.

The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought on any issues related to the Merger, and there can be no assurance that the Internal Revenue Service will not take a view contrary to this letter. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. Rather, the opinions set forth herein represent our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated on the merits and all appeals exhausted.

In the case of transactions as complex as the Merger and the transactions related to the Merger, many federal, state, local and foreign income and other tax consequences arise. We have

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Boards of Directors

April 30, 2007

been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

This letter is being issued solely for the benefit of Seller, SoCal and SoCal Bank and for the benefit of the Seller shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent.

Subject to the foregoing, it is our opinion that:

(a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

(b) the Merger shall not result in the recognition of gain or loss for federal income tax purposes to Seller, SoCal or SoCal Bank;

(c) the issuance of SoCal Stock in the Merger shall not result in the recognition of gain or loss by the holders of Seller Stock who receive such stock in connection with the Merger; and

(d) holders of Seller Stock who receive SoCal Stock in the Merger will be entitled to carry over the tax basis of their Seller Stock (adjusted pursuant to applicable rules in the Code) to the SoCal Stock and Warrants they receive in the Merger (with aggregate basis allocated between SoCal Stock and Warrants based on the relative fair market values of the two instruments at the time received) and include the holding periods for their Seller Stock held as capital assets at the time of the Merger as part of their holding periods for the SoCal Stock and Warrants they receive in the Merger.

In addition, we are of the opinion that the statements set forth in the Registration Statement under the caption “Material Federal Income Tax Consequences,” subject to the qualifications set forth therein and in this letter, to the extent they describe United States federal income tax laws or legal conclusions, constitute accurate summaries of the matters described therein in all material respects. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Material Federal Income Tax Consequences.” In giving this consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Manatt, Phelps & Phillips LLP